Exhibit 8

R. Michael Mondavi

P.O. Box 423

Oakville, CA 94562

Via Email

October 4, 2004

The Robert Mondavi Corporation

841 Latour Court

Napa, CA 94558

Attn: Mr. Ted W. Hall

Chairman of the Board

Dear Ted:

As you know, I fundamentally disagree with the current strategy adopted by the board of directors concerning the future direction of the Company. I have given these issues a great deal of thought, and my disagreement is based solely on my desire to maximize value for all of the shareholders of the Company.

Because I strongly believe that the strategic plan recently adopted by the board is contrary to the best interests of the Company and all of its shareholders, I do not feel comfortable serving on the Company’s board of directors at this time. Accordingly, effective immediately I hereby resign from my position as a director of the Company.

Very truly yours,

/s/ R. Michael Mondavi

R. Michael Mondavi